Darren K. DeStefano + 1 703 456 8034 ddestefano@cooley.com	VIA EDGAR

June 30, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Gary Newberry

Mr. Kevin Kuhar

Re:	Autolus Therapeutics plc

Form 20-F for the Fiscal Year Ended December 31, 2019

Filed March 3, 2020

File No. 001-38547

Ladies and Gentlemen:

On behalf of our client, Autolus Therapeutics plc (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 18, 2020 (the “Comment Letter”), relating to the above referenced Form 20-F for the fiscal year ended December 31, 2019. The Staff’s comment is repeated below and is followed by the Company’s response thereto.

Exhibits

1.

We note the certifications provided in Exhibits 12.1 and 12.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows for these omissions. Please file an abbreviated amendment containing the cover page, explanatory note, signature page and currently dated certifications that include paragraphs 1, 2, 4 and 5. Refer to Item 19(12) of Form 20-F and Regulation S-K Compliance & Disclosure Interpretation 246.13.

Response to Comment 1:

In response to the Staff’s comment, the Company has filed Amendment No. 1 to Form 20-F for the fiscal year ended December 31, 2019 on June 30, 2020, which contains the updated certifications as Exhibit 12.1 and Exhibit 12.2.

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June 30, 2020

Please direct any questions or comments concerning this response letter to the undersigned at (703) 456-8034, Brian Leaf at (703) 456-8053 or Courtney Thorne at (617) 937-2318.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	Andrew Oakley, Autolus Therapeutics plc

Alex Driggs, Autolus Therapeutics plc

Brian F. Leaf, Cooley LLP

Courtney T. Thorne, Cooley LLP